Filed by Enzon Pharmaceuticals, Inc.
Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934.

Commission File No. 000-12957
Subject Company:	Enzon Pharmaceuticals, Inc.
NPS Pharmaceuticals, Inc.

The following materials were used by executives of Enzon Pharmaceuticals, Inc. (“Enzon”) in connection with the announcement of the proposed business combination between Enzon and NPS Pharmaceuticals, Inc.

*	Subject to stockholder and regulatory approvals and other customary closing conditions.

# Science, Pipeline, Products:

## Creating a Biotechnology Leader

ENZON PHARMACEUTICALS

NPS PHARMACEUTICALS

# Safe Harbor

**Cautionary Statement For The Purpose Of The "Safe Harbor" Provisions**

**Of The Private Securities Litigation Reform Act Of 1995**

This presentation contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in this presentation include statements about future financial and operating results and the proposed NPS/Enzon merger. These statements are not guarantees of future performance, involve certain risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein. For example, if either of the companies do not receive required stockholder or governmental approvals or fail to satisfy other conditions to closing, the transaction will not be consummated. In any forward-looking statement in which NPS or Enzon expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will result or be achieved or accomplished. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the risk that the NPS and Enzon businesses will not be integrated successfully; costs related to the proposed merger, failure of the NPS or Enzon stockholders to approve the proposed merger; and other economic, business, competitive and/or regulatory factors affecting NPS' and Enzon's businesses generally as set forth in NPS's and Enzon's filings with the SEC, including their Annual Reports on Form 10-K for their respective most recent fiscal years, especially in the Management's Discussion and Analysis section, their most recent Quarterly Reports on Form 10-Q and their Current Reports on Form 8-K. NPS and Enzon are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

ENZON PHARMACEUTICALS

NPS PHARMACEUTICALS

# Additional Information And Where To Find It

-

In connection with the proposed NPS/Enzon merger, NPS, Enzon and Momentum Merger Corporation (which will be renamed by NPS and Enzon in connection with the proposed merger) intend to file a joint proxy statement/prospectus with the Securities and Exchange Commission (the "SEC") in connection with the transaction described herein. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION DESCRIBED HEREIN. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) and other documents filed by NPS and Enzon with the SEC at the SEC's web site at www.sec.gov or by contacting NPS at 801-583-4939 and through NPS's website at www.npsp.com, or by contacting Enzon at 908-541-8678 and through Enzon's website at www.enzon.com.

NPS and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of NPS and Enzon in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the joint proxy statement/prospectus described above. Additional information regarding these directors and executive officers is also included in NPS' proxy statement for its 2002 Annual Meeting of Stockholders, which was filed with the SEC on or about April 19, 2002. This document is available free of charge at the SEC's web site at www.sec.gov or by contacting NPS at 801-583-4939 and through NPS' website at [www.npsp.com]

Enzon and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of Enzon and NPS in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the joint proxy statement/prospectus described above. Additional information regarding these directors and executive officers is also included in Enzon's proxy statement for its 2002 Annual Meeting of Stockholders, which was filed with the SEC on or about October 28, 2002. This document is available free of charge at the SEC's web site at www.sec.gov or by contacting Enzon at 908-541-8678.

ENZON PHARMACEUTICALS

NPS PHARMACEUTICALS

**Science, Pipeline, Products:**

**Creating a Biotechnology Leader**

# A Winning Combination

A leading biotech company with a deep, diversified pipeline of discovery and clinical stage products, with a clearly defined pathway to profitability, resting on a complete infrastructure and stable financials.

**NPS PHARMACEUTICALS**

An innovative biotechnology company with a robust late-stage pipeline, proven research capabilities and major pharma partnerships

**ENZON PHARMACEUTICALS**

A profitable biopharmaceutical company with two platform technologies, expertise in developing biologics, an expanding pipeline and a solid commercial infrastructure

# Transaction Specifics

- Summary:
  - Stock for stock exchange
  - Timing: Joint proxy filed in March
    Expected shareholder vote in June*
  - Bankers:
    - NPS: Morgan Stanley
    - Enzon: SG Cowen
  - Exchange ratio calculated on approximately a 3 month Enzon trailing average

- New Company Structure:
  - Hunter Jackson, Executive Chairman of the Board
  - Arthur Higgins, Chief Executive Officer
  - Board Split: 6 from NPS, 4 from Enzon
  - Management drawn from both companies

ENZON PHARMACEUTICALS

NPS PHARMACEUTICALS

# The New Entity

# The Merger Creates a Top-Tier Biotech

- Management with a proven track record of building businesses
- Drug discovery and development expertise
- Financial strength

# Post Merger Strengths

- Fully Integrated:
  - From drug discovery through manufacturing and commercialization
- Innovative and Robust Pipeline:
  - ~$150M R&D Budget *
  - Phase III: 2 Programs
  - Phase II: 3 Programs
  - >10 early stage programs
  - Multiple Platform Technologies

* Based upon 2003 pro-forma financials

# Post Merger Strengths

- Solid Financial Infrastructure:*
  - Revenue of ~$200M from 5 marketed products
  - >$300 Million Cash (at closing)
  - Solid Cash Flow
- Significant Partnerships Validate R&D Strengths:

| | | |
|---|---|---|
| Amgen | Janssen | Nektar |
| AstraZeneca | Kirin | SkyePharma |
| GSK | Schering-Plough | MicroMet |

* Based upon 2003 pro-forma financials

# Select Top-Tier Biotech Companies

## Top-Tier Biotechnology Companies[a]

| Company | Market Value($B)[b] | R&D CY03E($M) | Marketed Products | Phase III Products |
|---|---|---|---|---|
| Amgen Inc. | $ 69.5 | $ 1,410 | 7 | 4 |
| Genentech, Inc. | 18.2 | 680 | 8 | 4 |
| MedImmune, Inc. | 7.4 | 201 | 4 | 1 |
| Gilead Sciences, Inc. | 7.0 | 160 | 6 | 2 |
| Chiron Corp. | 6.8 | 375 | 6 | 1 |
| Genzyme General | 6.7 | 244 | 6 | 2 |
| Biogen, Inc. | 5.9 | 391 | 2 | 2 |
| IDEC Pharmaceuticals, Inc. | 4.8 | 143 | 2 | — |
| **NPS/Enzon** | ↑ | **$150+** | **5** | **2** |

(a) Projected operating information and projected peak product sales as per Wall Street equity research and calendarized to reflect December 31 year-end.
(b) As of February 14, 2003.

# The Science: Products, Pipeline & Technologies

# Product Pipeline & Marketed Products

**Stage of Development**: Preclinical/Research, Phase I, Phase II, Phase III, Marketed

| Product | Stage of Development | Indication(s) | Partner | Company |
|---|---|---|---|---|
| PEG-INTRON | Marketed | Hepatitis C | Schering-Plough | Enzon |
| ABELCET | Marketed | Antifungal | Proprietary | Enzon |
| ADAGEN | Marketed | SCIDS | Proprietary | Enzon |
| ONCASPAR | Marketed | ALL/Leukemia | Proprietary | Enzon |
| DEPOCYT | Marketed | Lymphomatous Meningitis | Proprietary | Enzon |
| Cinacalcet HCl | Phase III | Secondary HPT | Amgen/Kirin | NPS |
| PREOS | Phase III | Osteoporosis | Proprietary | NPS |
| PROTHECAN | Phase II | Various cancers | Proprietary | Enzon |
| ALX-0600 | Phase II | GI Disorders | Proprietary | NPS |
| Cinacalcet HCl | Phase II | Primary HPT | Amgen/Kirin | NPS |
| NPS 1776 | Phase I | Epilepsy / Migraine | Proprietary | NPS |
| NPS 1506 | Phase I | Acute Depression | Proprietary | NPS |
| Calcilytics | Phase I | Osteoporosis | GSK | NPS |
| PEG-Cytotoxics | Preclinical/Research | Various tumors | Proprietary | Enzon |
| Glycine Re-Uptake Inhibitors | Preclinical/Research | Schizophrenia and Dementia | Janssen | NPS |
| Metabotropic Glutamate Receptors | Preclinical/Research | Neurological disorders | AstraZeneca | NPS |
| SCA's | Preclinical/Research | Immunology | Micromet | Enzon |
| Inhaled Leuprolide | Preclinical/Research | Cancer | Nektar | Enzon |

(green arrow) = Enzon (orange arrow) = NPS

ENZON PHARMACEUTICALS

NPS PHARMACEUTICALS

# 5 Marketed Products

- PEG-INTRON®
- ABELCET®
- ONCASPAR®
- DEPOCYT®
- ADAGEN®



# PEG-INTRON: L-T Growth Driver


Diagnosis
Motivation
Efficacy

- HCV—an under-treated epidemic
  - Est. 4 Million U.S./4 Million EU
- Re-treatment patients
  - ~200,000 patients
- Maintenance Therapy
  - CO-PILOT Study ongoing
- Geographic & Indication Expansion
  - Japan – Est. 2 Million Infected
  - Oncology/HIV

# ABELCET

- Amphotericin B lipid complex with reduced nephrotoxicity
- Amphotericin B has the broadest spectrum of activity of any antifungal agent
- ABELCET is the market leader and Amphotericin B lipid formulation of choice
- ABELCET is the most efficacious lipid formulation
    - Highest concentrations of Amphotericin B in the lungs, liver and spleen (when compared to CAB or Ambisome)
    - More rapid release of Amphotericin B

# Additional Marketed Products

- ONCASPAR (Pegylated Asparaginase)
  - Indicated for Acute Lymphoblastic Leukemia
  - Stable sales growth
- DEPOCYT (Cytarabine Liposome Injection)
  - Treatment of Neoplastic Meningitis
  - Significant growth potential
- ADAGEN (Pegylated Bovine ADA)
  - ADA deficient SCIDS (Bubble Boy Disease)
  - Lifetime therapy for limited population

DepoCyt
cytarabine liposome injection



# 2 Phase III Clinical Products

- PREOS™
- Cinacalcet HCl



# PREOS (Intact Human Parathyroid Hormone)

- Shows promise as a safe and effective treatment for people with osteoporosis
- Stimulates natural bone growth, resulting in:
  - Stronger, healthier bones
  - A substantially lower risk of fracture
- Strong Phase II results:
  - 12 month BMD increases up to 7%
  - No serious AEs at any dose





# PREOS

- Pivotal Phase III study to be completed in September 2003
- FDA Submission targeted for mid-2004
- Current launch anticipated by late 2005
- Resources and flexibility to commercialize independently or attract a strong partner
- Expect to compete in $1B+ market

# Cinacalcet HCl for HPT

## Market opportunity (U.S.)

Primary HPT
500,000 patients

Secondary HPT
260,000 dialysis patients

Secondary HPT
800,000 predialysis patients

*No specific pharmaceutical therapies - calcimimetics are first in class*



# Cinacalcet HCl

- Phase III program on-going by Amgen
- NDA filing expected in late 2003
- First-in-class molecule in growing market
- Potential for significant royalty stream

# Discovery Scope

| Targets | Platform Technologies |
| --- | --- |
| • G-protein coupled receptors<br>➢ $Ca^{++}$ receptors<br>➢ mGlu receptors<br>➢ GLP-2 receptors<br>➢ PTH receptors | • Single-Chain Antibodies (Micromet)<br>• Drug Delivery<br>➢ PEGylation<br>➢ Pulmonary (Nektar)<br>➢ Injectable, Oral, Topical (SkyePharma) |

Molecular Biology

Protein Chemistry

Medicinal Chemistry

High-throughput Screening

# Therapeutic Assets

**Gastroenterology**
- ALX 0600-SBS

**Neurology**
- NPS 1506
- NPS 1776
- mGluRs (AZ)
- PEG Projects

**Immunology**
- ABELCET
- ADAGEN
- ALX 0600-Crohn's

**Oncology**
- ONCASPAR
- DEPOCYT
- PEG-Cytotoxics
- Inhaled Leuprolide

**Endocrinology**
- PREOS
- Cinacalcet HCl (AMG)
- Calcilytics (GSK)

# Operational Overview

# Combined Management Team Includes:

- Hunter Jackson, Ph.D. (NPS)
    - Executive Chairman of the Board
- Arthur J. Higgins (Enzon)
    - Chief Executive Officer
- Ulrich Grau, Ph.D. (Enzon)
    - Chief Scientific Officer
- Kenneth J. Zuerblis (Enzon)
    - Vice President, Finance, Chief Financial Officer & Secretary
- Thomas B. Marriott, Ph.D. (NPS)
    - Vice President Development Research
- Alan Mueller, Ph.D. (NPS)
    - Vice President Discovery Research

# Locations


Manufacturing:
Indianapolis, IN
Research:
Toronto, Canada
Manufacturing:
Toronto, Canada
Research:
Piscataway, NJ
Manufacturing:
South Plainfield, NJ
Headquarters:
Bridgewater, NJ
Research:
Salt Lake City, Utah

ENZON PHARMACEUTICALS

NPS PHARMACEUTICALS

# Selected Pro-Forma Financials

## Pro-Forma Operating Summary *(US$ in millions)*

| Year Ending December 31, | Pro Forma 2002 |
|---|---|
| **Product Revenues:** | |
| Sales | $ 31.5 |
| Royalties | $ 82.6 |
| | **$ 114.1** |
| **Expenses:** | |
| SG&A | $ 48.0 |
| R&D | $ 102.0 |
| **Long-Term Convertible Debt** | **$ 400.0** |
| **Ending Cash Balance** | **$ 380.0** |

ENZON PHARMACEUTICALS

NPS PHARMACEUTICALS

# Expected Milestones and News Flow

= NPS   = Enzon

2003 — 2004 — 2005

| Type | Milestone |
|---|---|
| Clinical Data | Phase III Cinacalcet HCl data in secondary HPT |
| Regulatory | File Cinacalcet NDA |
| Clinical Data | PREOS 2-year rat toxicology study data |
| Clinical Data | PREOS Top Study completed |
| Clinical Data | Phase IIa results from PROTHECAN |
| Clinical Data | Initiate additional PII/III ALX-0600 (SBS) |
| Market Data | Results from HCV maintenance studies (Co-PILOT, PEG-Intron; HALT-C, Pegasys) |
| Regulatory | File PREOS NDA |
| Regulatory | Initiate Prothecan Phase III clinical program |
| Clinical Data | Phase III PREOS POWER study data |
| Clinical Data | Phase III PREOS TOP study data (full 18 months) |
| Regulatory | Cinacalcet HCl approval & launch in the U.S. and Europe |
| Regulatory | File IND for two SCA Projects |
| Regulatory | File IND on inhaled Leuprolide (Nektar) for cancer |
| Regulatory | PREOS approval in U.S. |

ENZON PHARMACEUTICALS

NPS PHARMACEUTICALS

# The Merger Creates a Top-Tier Biotech

- Innovative science that drives a robust pipeline with a clearly defined path to clinical and commercial success
- A clearly defined path to profitability, resting on a complete commercial infrastructure and stable financials with a strong balance sheet, the resources to create and capitalize on opportunities, and the flexibility to independently develop and commercialize products
- A seasoned management team that combines extensive pharmaceutical and business experience with a wealth of drug discovery and development expertise

# 2007… Where We're Going

- Top-Tier Biotechnology Company
- Strong, balanced clinical pipeline
- Revenue > $500M
- R&D Budget > $180M
- EBITDA > $100M
- Industry leading growth rate
- Cash > $500M